

June 11, 2015

Via Facsimile
Mac McConnell
Senior Vice President
DXP Enterprises, Inc.
7272 Pinemont
Houston, Texas 77040

> **Re: DXP Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 0-21513**

Dear Mr. McConnell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Impairment of Goodwill and Other Indefinite Intangible Assets, page 35

1.   We note that you recorded a $116,569 goodwill impairment charge during the fourth quarter of 2014. Please expand your disclosure to identify your reporting units that have goodwill and indicate, if true, that the fair values of these reporting units are substantially in excess of their carrying values. Identify for us any reporting units with a fair value not substantially in excess of their carrying value and quantify the related goodwill associated with these reporting units.

For any reporting unit with a fair value not substantially in excess of their carrying value, please provide investors with additional information regarding the risk associated with the reporting unit, including the following information necessary to assess the probability of a future material impairment charge:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350.

2. Please expand your disclosures to provide a more detailed explanation of the specific events and known trends and uncertainties that affected the estimated fair value of the B27 IPS, B27 Service Centers and NatPro IPS reporting units and resulted in a $116,569 goodwill impairment charge. Disclose the specific adverse business, competitive and economic factors that led to the significant decline in the reporting unit's fair value and, in light of the long-term view of impairment testing, provide an explanation as to why you determined that you will not be able to overcome these adverse factors. With regard to your B27 reporting units and in light of your recent January 2104 acquisition of B27, explain why the assumed future economic benefits including expected synergies resulting from this acquisition did not fully materialize. Refer to Item 303 of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification for guidance.

Financial Statements, page 38

Note 17- Segment and Geographical Reporting, page 64

3. Please tell us how you considered the guidance in Rule 5-03(b)(1) of Regulation S-X for separately reporting service revenue and product revenue. In this regard, we note services are sold within your Service Centers segment as well as tangible products. If you believe your total service revenue was less than 10% of your total consolidated revenue, provide us with a detailed analysis supporting your conclusion.

4. Please disclose your revenues for each group of similar products. In this regard, we note that you identify five key product categories that support your three business segments. Refer to ASC Topic 250-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief